ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 22, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Dana Brown
Sonia Bednarowski
Beverly Singleton
Lyn Shenk

Re:	Planet Fitness, Inc.
Registration Statement on Form S-1
CIK No. 0001637207

Ladies and Gentlemen:

On behalf of Planet Fitness, Inc. (the “Company”), we are hereby publicly filing the above-referenced Registration Statement on Form S-1 to the staff of the Securities and Exchange Commission via EDGAR. The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

If you have any questions regarding this filing, please call me at (617) 951-7063 or David A. Fine at (617) 951-7473.

Best regards,

/s/ Thomas J. Fraser

Thomas J. Fraser

cc:	Chris Rondeau (Planet Fitness, Inc.)
Dorvin Lively (Planet Fitness, Inc.)
David A. Fine (Ropes & Gray LLP)
D. Rhett Brandon (Simpson Thacher & Bartlett LLP)
John C. Ericson (Simpson Thacher & Bartlett LLP)